UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM C
UNDER THE SECURITIES ACT OF 1933

Form C: Offering Statement

Name of issuer:

E*Hedge Group, Inc. (DBA "Oprine Opportunity Funds, Inc. ")

Legal status of issuer:

    Form:

    Corporation

    Jurisdiction of Incorporation/Organization:

    Florida

    Date of organization:

    July 26, 2019

Physical address of issuer:

1001 4th Ave Ste. 3200
Seattle WA, 98154

Website of issuer:

www.oprine.com

Name of intermediary through which the offering will be conducted:

Mr. Crowd

CIK number of intermediary:

0001666102

SEC file number of intermediary:

7-42

CRD number:

284278

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

1. The issuer shall pay the intermediary a fee equal to 5% of the gross amount raised.
2. The issuer shall pay or reimburse all reasonable out-of-pocket third party expenses incurred by the intermediary on behalf of the issuer.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:
No.

Type of security offered:
Series A Preferred Stock

Target number of securities to be offered:
100

Price (or method for determining price):
$10

Target offering amount:
$1,000

Oversubscriptions accepted:
Yes.

If yes, disclose how oversubscriptions will be allocated:
First-come, first-served basis

Maximum offering amount:
$107,000

Deadline to reach the target offering amount:
December 31, 2019

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees:
1

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	0	0
Cash & Cash Equivalents	0	0
Accounts Receivable:	0	0
Short-term Debt:	0	0
Long-term Debt:	0	0
Revenues/Sales	0	0
Cost of Goods Sold:	0	0
Taxes Paid:	0	0
Net Income:	0	0

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:
ALABAMA, ALASKA, ARIZONA, ARKANSAS, CALIFORNIA, COLORADO, CONNECTICUT, DELAWARE, DISTRICT OF COLUMBIA, FLORIDA, GEORGIA, HAWAII, IDAHO, ILLINOIS, INDIANA, IOWA, KANSAS, KENTUCKY, LOUISIANA, MAINE, MARYLAND, MASSACHUSETTS, MICHIGAN, MINNESOTA, MISSISSIPPI, MISSOURI, MONTANA, NEBRASKA, NEVADA, NEW HAMPSHIRE, NEW JERSEY, NEW MEXICO, NEW YORK, NORTH CAROLINA, NORTH DAKOTA, OHIO, OKLAHOMA, OREGON, PENNSYLVANIA, PUERTO RICO, RHODE ISLAND, SOUTH CAROLINA, SOUTH DAKOTA, TENNESSEE, TEXAS, UTAH, VERMONT, VIRGINIA, WASHINGTON, WEST VIRGINIA, WISCONSIN, WYOMING

Offering Statement

Important:
Investors must acknowledge and accept the high risks associated with investing in private securities offerings. These risks include holding your investment for periods of many years with limited ability to resell, limited access to periodic reporting, and losing your entire investment. You must have the ability to bear a total loss of your investment without a change in your lifestyle. Funding Portal is only required to conduct limited due diligence on each Issuer and does not in any way give investment advice, provide analysis or recommendations regarding any offering posted on the Funding Portal. Past performance is not indicative of future performance. All investors should make their own determination of whether or not to make any investment in an offering, based on their own independent evaluation and analysis and after consulting with their financial, tax and investment advisors. Prior to making any investment, you will be required to demonstrate your understanding of the speculative nature of investing in such private securities. The securities offered on this Funding Portal can only be marketed in jurisdictions where public solicitation of offerings are permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence. You are strongly advised to consult your legal, tax and financial advisor before investing.

FORWARD-LOOKING STATEMENTS

This Form C contains many statements that are “forward-looking”. You can identify these statements by the use of terms such as “believe,” “anticipate,” “expect,” “estimate,” “future,” “intend,” “may,” “ought to,” “plan,” “should,” “will,” negatives of such terms or other similar statements. You should not place undue reliance on any of these forward-looking statements. Although we believe our assumptions in making these forward-looking statements are reasonable, our assumptions may prove to be incorrect and you are cautioned not to place undue reliance on such statements. The forward-looking statements in this Form C include, but are not limited to, statements relating to:

- adverse changes in the economy, credit and national local real estate markets (including real estate values);
- our ability to enter new markets successfully and capitalize on growth opportunities;
- interest rate fluctuations, which could have an adverse effect on our profitability;
- external economic and/or market factors, such as changes in monetary and fiscal policies and laws, including the interest rate
- policies of the FRB, inflation or deflation, changes in the demand for loans, and fluctuations in consumer spending, borrowing
- and savings habits, which may have an adverse impact on our financial condition;
- continued or increasing competition companies similar to us;
- our ability to effectively manage risks related to cash management;
- our ability to leverage the professional and personal relationships of our board members and advisory board members;
- fluctuations in the demand for loans;
- the ability of key third-party service providers to perform their obligations to us;

- other economic, competitive, governmental, regulatory and operational factors affecting our operations, pricing, products;
- our ability to protect our intellectual property and to develop, maintain and enhance strong brands; and
- services described elsewhere in this offering circular.

The forward-looking statements included in this Form C are subject to risks, uncertainties and assumptions about our businesses and business environments. These statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results of our operations may differ materially from the information contained in the forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statements contained in this Form C, whether as a result of new information, future events or otherwise, except as required by law and the Regulation Crowdfunding. All forward-looking statements contained in this Form C are qualified by reference to this cautionary statement.

DEFINITIONS AND INTERPRETATION

In this Offering Statement the following words and expressions and abbreviations have the following meanings, unless the context otherwise requires:

"Affiliate" means with respect to any Person, any Person directly or indirectly controlling, controlled by, or under common Control with, such Person and with respect to E*Hedge Group, Inc shall include any joint venture in which E*Hedge Group, Inc holds directly or indirectly a twenty percent (20%) or greater ownership interest.

"Business Day" means a day other than a Saturday, Sunday, federal, state or provincial holiday or other day on which commercial banks in New York City are authorized or required by law to close.

"Board" means the board of directors of E*Hedge Group, Inc.

"Company " means E*Hedge Group, Inc.

"Funding Portal " means the equity crowdfunding platform (https://www.MrCrowd.com) operated by Ksdaq Inc. and registered with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority.

"Investor" means any person who subscribes the Shares.

"Issuer" means E*Hedge Group, Inc. (DBA "Oprine Opportunity Funds, Inc. ")

"Ksdaq" means Ksdaq Inc, the intermediary through which the Offering will be conducted:

"Mr. Crowd" means the name under which Ksdaq Inc. conducts its business.

"Offering" means the offering or selling of the Shares in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)).

"Purchaser" means any person who purchased the Shares.

"SEC" means the United States Securities and Exchange Commission.

"Shares" means the Series A Preferred Stock of E*Hedge Group, Inc.

"Share Subscription Agreement" means the agreement between the Issuer and each Subscriber pursuant to which the Subscriber acquires the Shares.

"Subscriber" means any person who subscribes the Shares.

THE COMPANY

1. Name of issuer:
E*Hedge Group, Inc. (DBA "Oprine Opportunity Funds, Inc. ")

ELIGIBILITY

2. The issuer certifies that all of the following statements are true for the issuer:

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?
The issuer certifies that neither the issuer nor any of its predecessors has previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding.

DIRECTORS AND OFFICERS

DIRECTORS
4. Information about each director (and any persons occupying a similar status or performing a similar function) of the issuer:

Name	Devon Parks
All positions with the Company and How Long for Each Position	**Position:** President & CEO (September 18, 2019 to now)
Business Experience During Last Three Years	E*Hedge Financial Holding Corp. ("Sponsor")
Principal Occupation During Last Three Years	CEO of Registered Financial Advisory Firm
Has this Person Been Employed by Anyone Else During the Last Three Years?	Yes. **Name:** ePatient Enroll A.I. **Business:** Contract Research Org.

Bio of Mr. Devon Parks:

Mr. Parks is a founding principal and chairman of Oprine Opportunity Funds, a privately-held investment company and is responsible for strategic direction and finance. Through structured finance transactions he has acquired registration for the company as a subsidiary of E*Hedge Financial Group (CRD#: 286636 / SEC #: 801-109971), as an IRS registered Opportunity Zone fund both locally and federally. Oprine has offices in Seattle, and newly formed offices opening in Los Angeles in 2020.

Prior to forming Oprine Opportunity Fund, Mr. Parks was an NCAA Division 1 athlete and worked in corporate business development and management for nearly a decade. Mr. Parks then went on to form several Pharmaceutical and Medical Device firms before becoming a founding principal and CEO of E*Hedge Financial Group, a financial service firm that directly, (and through joint ventures with Interactive Brokers and Mastercard®) serves investors in several vertical markets through several wholly-owned subsidiaries.

In 2018, Mr. Parks founded E*Hedge Foundation in Seattle, Washington, a charitable organization focused on supporting educational and human rights initiatives through out the U.S and globally.

Mr. Parks received his undergraduate degree from Bowling Green State University in Ohio in 2006 and is actively completing his Masters Degree.

Mr. Parks was appointed Director because of his experience in the field of financial solutions and products, strong entrepreneurial background. In which each factor lead him to consistently deliver results for clients both nationally and internationally.

OFFICERS:

5. Information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer:

Name	Devon Parks
All positions with the Company and How Long for Each Position	**Position:** President & CEO (September 18, 2019 to now)
Business Experience During Last Three Years	E*Hedge Financial Holding Corp. ("Sponsor")
Principal Occupation During Last Three Years	CEO of Registered Financial Advisory Firm
Has this Person Been Employed by Anyone Else During the Last Three Years?	Yes. **Name:** ePatient Enroll A.I. **Business:** Contract Research Org.

Bio of Mr. Devon Parks:

Mr. Parks is a founding principal and chairman of Oprine Opportunity Funds, a privately-held investment company and is responsible for strategic direction and finance. Through structured finance transactions he has acquired registration for the company as a subsidiary of E*Hedge Financial Group (CRD#: 286636 / SEC #: 801-109971), as an IRS registered Opportunity Zone fund both locally and federally. Oprine has offices in Seattle, and newly formed offices opening in Los Angeles in 2020.

Prior to forming Oprine Opportunity Fund, Mr. Parks was an NCAA Division 1 athlete and worked in corporate business development and management for nearly a decade. Mr. Parks then went on to form several Pharmaceutical and Medical Device firms before becoming a founding principal and CEO of E*Hedge Financial Group, a financial service firm that directly, (and through joint ventures with Interactive Brokers and Mastercard®) serves investors in several vertical markets through several wholly-owned subsidiaries.

In 2018, Mr. Parks founded E*Hedge Foundation in Seattle, Washington, a charitable organization focused on supporting educational and human rights initiatives through out the U.S and globally.

Mr. Parks received his undergraduate degree from Bowling Green State University in Ohio in 2006 and is actively completing his Masters Degree.

PRINCIPAL SECURITY HOLDERS

6. The name and ownership level of each person, as of the most recent practicable date,* who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering**
Devon W. Parks	8,500,000 Common Stock	85%

* The issuer certified that the above information is provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

** To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangements, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. The business of the issuer and the anticipated business plan of the issuer.

Please refer to *Appendix A - Business and Anticipated Business Plan.*

RISK FACTORS

Important:
A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. The material factors that make an investment in the issuer speculative or risky:

Please refer to *Appendix B - Risk Factors.*

THE OFFERING

9. The purpose of this offering:

The purpose of this offering is to raise funds that we will use to originate, invest in and manage a diversified portfolio of commercial real estate properties, joint venture subsidiaries, and other real-estate assets located in Opportunity Zones, as designated by the Tax Cuts and Jobs Act (TCJA). We may also invest in assets that are deemed to be Qualified Business or Property that is not real property, although we generally do not intend to, unless the Fund is unable to find suitable real property located in Opportunity Zones or otherwise needs to make such alternative investments to maintain its status as an Opportunity Fund and those assets will not exceed 20% of our total assets. The company will continue to operate in a manner that will allow us to qualify as an Opportunity Fund under the TCJA.

10. The use of proceeds from this offering is set out as below:

We expect to use substantially all the net proceeds from this offering to acquire properties that are appropriate for our investment strategy and our investment objectives, including:

- Acquire real-estate assets/projects located in Opportunity Zones
- To invest in Qualified Opportunity Zone Business to capture emerging growth business opportunities in accordance with the tax advantages offered under the Tax Cuts and Jobs Act;
- Acquire properties encumbered by existing tenancy;
- Acquire or invest in properties in need of large-scale or cosmetic renovation;

	If target offering amount is sold:	If maximum offering amount is sold:
Total Proceeds	**$1,000**	**$107,000**
Less: Offering Expenses		
Portal Fee	$50	$5,350
Other Offering Expenses	$500	$1,750
Net Proceeds	**$450**	**$99,900**
Organization Expenses	$0	$2,500
Asset Management Fee	$0	$3,500
Property Acquisition Fee	$0	$45,000
Reimbursement of Expenses	$0	$15,000
Qualified Opportunity Zone Business	$0	$10,000
Investment Properties Acquisition	$0	$20,000
Placed In Interest Bearing Accounts	$450	$3,900

__Organization and Offering Expenses:__ We will reimburse our Manager for offering expenses these costs and future organization and offering expenses it may incur on our behalf up to a maximum of $25,000.

__Asset Management Fee:__ We will pay our Manager a quarterly asset management fee equal to 0.125% (0.50% annually) of the market value of our preferred shares, payable quarterly in arrears in cash.

Property Acquisition Fee: Our Manager will be entitled to 1.0% of the purchase price of each property purchased from non-affiliated, third-party sellers for identifying, reviewing, evaluating and purchasing such property

Reimbursement of Expenses: We will reimburse our Manager for out-of-pocket expenses for operations, the acquisition of investments and third party services. Fees will not include overhead, employee costs, utilities or technology costs.

TRANSACTION, SECURITIES DELIVERY & CANCELLATION OF INVESTMENTS

11. How will the issuer complete the transaction and deliver securities to the investors?

1. To commit an investment in the Offering, an Investor will submit, through the Funding Portal, an investment ticket on the Issuer's securities offering page on the Funding Portal with the quantity of shares the Investor wants to invest. After the submission of the investment ticket, the Investor will be instructed to execute a Share Subscription Agreement by signing it electronically.

2. Once the Share Subscription Agreement is signed and executed, the Investor will receive an email confirmation of the investment commitment. The Investor can also find his or her investment commitment on the "My Portfolio" page on the Funding Portal. The "My Portfolio" page can be accessed via the following URL: **https://www.mrcrowd.com/portfolio**

3. Upon receiving the confirmation of the investment commitment, the investor will be responsible for transferring funds to an escrow account held with a third party escrow agent on behalf of the issuer. The fund transfer methods can be ACH, wiring, or check, whichever available.

4. Once the funds are transferred to the escrow account, the Investor will receive another email confirmation to acknowledge that his or her funds are received.

5. The Investor will receive email updates on the latest progress of the offering, including when 50%, 75% and 100% of the minimum fundraising target are met.

6. After the target offering amount has been reached and the Issuer decides to end the offering, the Investor's funds will be transferred from the escrow account to the Issuer on the deadline of this offering identified in this Form C (Original Deadline), except in the following situation where the funds will be transferred to the Issuer earlier than the Original Deadline:

    a. when the minimum funding target is met prior to the Original Deadline and;

    b. this Form C and the information of this securities offering have been posted and publicly available on the Funding Portal for at least 21 days and;

    c. the Issuer chooses to end the offering earlier than the Original Deadline and;

    d. the Issuer has notified the Investor by email the new deadline for this securities offering (New Deadline) at least 5 business days before the New Deadline and the Investor doesn't cancel his or her investment commitment on the "My Portfolio" page on the Funding Portal 48-hours prior to the New Deadline.

7. Once the Investor's funds are transferred from the escrow account to the Issuer, the Issuer will issue the Securities to Investors.

8. The securities issued in this offering will be in book-entry form only, which means that no physical stock certificates will be issued. The ownership of the securities purchased through this offering will be held in the Investor's name in book-entry format maintained by the Issuer or the Issuer's transfer agent.

12. How does an investor cancel an investment commitment?

Investors can cancel their investment commitments until 48 hours prior to the deadline identified in this FORM C. This can be done via the "My Portfolio" page on the Funding Portal. Investors who have cancelled their investment commitments will receive a refund of their original investments.

Mr. Crowd will notify investors by email if the minimum funding target has been met. If this minimum funding target is met prior to the deadline identified in this Form C, the issuer may end this securities offering earlier by giving investors notice of the new deadline for the securities offering by e-mail at least 5 business days before the new deadline. Investors can cancel their investment commitment before the 48-hour period prior to the new deadline. Investors who have cancelled their investment commitments will receive a refund of their original investments.

If there is a material change to the terms of this offering or to the information provided by the issuer, Mr. Crowd will send to any investor who has made an investment commitment notice of the material change by email and that the investor's investment commitment will be cancelled unless the investor reconfirms his or her investment commitment within five business days of receipt of the notice. If the investor fails to reconfirm his or her investment within those five business days, Mr. Crowd within five business days thereafter will: (i) Give or send the investor a notification disclosing that the commitment was cancelled, the reason for the cancellation and the refund amount that the investor is expected to receive; and (ii) Direct the refund of investor funds.

If the issuer does not complete an offering including the failure of meeting the minimum funding target, Mr. Crowd will within five business days: (i) Give or send each investor a notification of the cancellation, disclosing the reason for the cancellation, and the refund amount that the investor is expected to receive; (ii) Direct the refund of investor funds.

OWNERSHIP AND CAPITAL STRUCTURE

The Offering

13. Describe the terms of the securities being offered.

Funding Target	$1,000
Maximum Target	$107,000
Equity Offered	0.01% - 1.24%
Securities Type	Preferred Stock
Regulation	Regulation CF
Closing Date	31 Dec 2019

Share Price $10.00

Shares Offered
100 - 10,700

14. Do the securities offered have voting rights?
No.

15. Are there any limitations on any voting or other rights identified above?
Yes. The securities offered have **no voting rights.**

16. How may the terms of the securities being offered be modified?
The terms of the Securities being offered may be modified by a resolution of the board of directors. The Issuer will file a Form C Amendment together with the amended Offering Statement with the SEC.

If there is a material change to the terms of this offering or to the information provided by the issuer, Mr. Crowd will send to any investor who has made an investment commitment notice of the material change by email and that the investor's investment commitment will be cancelled unless the investor reconfirms his or her investment commitment within five business days of receipt of the notice. If the investor fails to reconfirm his or her investment within those five business days, Mr. Crowd within five business days thereafter will: (i) Give or send the investor a notification disclosing that the commitment was cancelled, the reason for the cancellation and the refund amount that the investor is expected to receive; and (ii) Direct the refund of investor funds.

Restrictions on Transfer of the Securities Being Offered

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

(1) to the issuer;

(2) to an accredited investor;

(3) as part of an offering registered with the U.S. Securities and Exchange Commission; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

17. What securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights	Other Rights
Common Stock:	50,000,000	8,500,000	YES	NO
Preferred Stock:	50,000,000	0	NO	NO

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

a. **No Voting Rights**
   Purchasers of the securities offered are entitled no voting rights and therefore they are not entitled to exert influence in the affairs of the company or the composition of its board of directors.

b. **No anti-dilution rights**
   Purchasers of the securities offered are entitled no anti-dilution rights (other than

proportionate adjustments for stock splits and similar events) and therefore future equity financings may dilute their ownership percentage in the issuer.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?
No.

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?
As the owners of the Series A Preferred Stock, the principal shareholders identified in Question 6 above are having the majority of the voting rights of the issuer.

The Purchasers of the securities offered, as holders of Series A Preferred Stock, have no voting rights over the affairs of the company.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

Important Disclaimer:
As the Issuer is a new company with a limited history of operation, lacking of material assets and has conducted no prior sales of securities except to its founders and initial shareholders, the reliability, accuracy and appropriateness of the valuation methods used in this section in determining the valuation of the securities being offered is not guaranteed. The valuation methods used in this section do not infer that the Issuer assumes any fiduciary duties and should not be construed as financial, legal or tax advice. In addition, such valuation methods should not be relied upon as the only valuation methods. The Issuer cannot guarantee the reliability, accuracy and appropriateness of these valuation methods.

We strongly encourage you to consult with qualified business financial analysis professionals, attorneys, or tax advisors prior to making any investment decisions.

Valuation of Our Series A Preferred Stock
We have not undertaken any efforts to produce a valuation of the Company. The information set forth in this Offering Statement with respect to issuance of the Shares, pricing, and other related information assumes a purchase price of $10.00 per Share. This purchase price has been determined by the Issuer without any arm's- length negotiations and does not necessarily bear any relationship to market value, assets, book value or potential earnings of the Fund or any other recognized criteria of value.

We are offering Series A Preferred Stock at $10.00 per share and we believe that the price is fair and the valuation is based on the consideration of the followings:

i. **Cash Flow Forecasts.** The cash flows that our investment properties will generate in the coming 5 years with assumptions and forecast of future market rent, vacancy and collection loss, and operating expenses.

ii. **Resale Value.** We assume a five-year holding period with a proforma cash flow estimates one additional year. The expected sales price at the end of the fifth year would equal the NOI in the sixth year divided by a market capitalization rate.

Investors should be aware that the above factors merely reflect the opinion of the Company.

In determining the offering price, the Company did not employ investment banking firms or other third-party organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the Securities. The Company makes no representation that the Securities could be resold at this price.

Methods for how the securities may be valued by the issuer in the future:
The future valuation of our preferred/common stock or securities to be issued will be primarily based on changes in market / rental values of the portfolio of our real estate properties as well as factors including economic, social and demographic changes. This may be carried out using either one or more of the following approaches:

- Sales Comparison Approach
- Income Capitalization Approach
- Cost Approach

During the valuation process. we will also consider the trends in the real estate price (e.g. actual sales prices, information from neighbors, real estate experts, brokers, sales and mortgage registries, income levels in the area, demand and supply conditions of the market, published land prices and tax rates, regional development plans, availability of mortgage loan facilities, etc), conditions of the property (e.g. structure, age, geographical conditions, location, accessibility to public roads, schools, facilities, utilities, presence of unfavorable facilities, etc).

The Board of Directors will, from time to time, review the use of valuation methods in valuing our securities to ensure a fair and reasonable estimations in different situations and different corporate stages. For example, if the Company grows in size with significant assets accumulated, valuations based on our assets could be an appropriate approach to value the Company and the securities to be issued. The Company may hire independent third parties to assist in the assessment of the valuation of value the Company and the securities to be issued in the future.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?
- Purchasers of the securities in this offering have limited rights to demand distributions (e.g. dividends) from the Issuer.
- The majority owner may make a decision that the Purchasers consider bad and puts Purchaser's interest in the Issuer at risk.

- Although, as Series A Preferred Stock holders, the Purchasers would be entitled to a share of any proceeds from a sale of the entire business, the Purchasers may not veto the sale even though the price of sale is below its fair valuation. Moreover, a sale can be structured in a way to avoid any payout to minority owners, such as a sale of assets over time with the proceeds reinvested in another business.
- Since the securities in this offering are not publicly traded and are subject to restrictions on resale or transfer including holding period requirements, the securities in this offering are illiquid.
- The Purchasers of the securities offered are entitled no voting rights and therefore they are not entitled to exert influence in the affairs of the company or the composition of its board of directors.
- The Purchasers of the securities offered are entitled no anti-dilution rights (other than proportionate adjustments for stock splits and similar events) and therefore future equity financings may dilute their ownership percentage in the issuer.

23. What are the risks to purchasers associated with corporate actions:

a. Additional Issuances of Securities

Purchasers of the securities offered are entitled no anti-dilution rights (other than proportionate adjustments for stock splits and similar events) and therefore future equity financings may dilute their ownership percentage in the issuer.

b. Issuer Repurchases of Securities

The issuer could be authorized to repurchase the company's issued securities subject to the approval by the company's board of directors. Purchasers of the securities may not impede the issuer's right to repurchase its securities from other shareholders. Moreover, the repurchase could be made at a price much lower than company's business value or its fair valuation, which could be indicative of the resale price of the securities thereafter.

c. A Sale of the Issuer or of Assets of the Issuer

Although as Series A Preferred Stock holders the Purchasers would be entitled to a share of any proceeds from a sale of the entire business, the Purchasers may not veto the sale even though the price of sale is below its fair valuation. Moreover, a sale can be structured in a way to avoid any payout to minority owners, such as a sale of assets over time with the proceeds reinvested in another business.

d. Transactions with Related Parties

Transactions with related parties are transactions between the issuer or any of its subsidiaries and a connected person. These transactions include both capital and revenue nature transactions. They may be one-off transactions or continuing transactions. Purchasers should be aware that these transactions may create conflicts of interests between themselves and the Issuer.

24. Describe the material terms of any indebtedness of the issuer:

The Issuer has no material terms of any indebtedness.

25. What other exempt offerings has the issuer conducted within the past three years?

Date of the Offering	Exemption Relied Upon	Securities Offered	Amount Sold	Use of Proceeds	Status
September 04, 2019	Regulation D Rule 506(c)	Equity	$0	Investment Properties Acquisition	Ongoing

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

        a. any director or officer of the issuer;

        b. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;

        c. if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or

        d. any immediate family member of any of the foregoing persons.

Devon Parks, the CEO of the Issuer, is also the CEO of E*Hedge Securities, Inc and E*Hedge Financial Holding Corp. E*Hedge Securities, Inc and E*Hedge Financial Holding Corp are serving as the Sponsor (hereafter the "Sponsor") and the Manager (hereafter the "Manager") for the Issuer in investing, managing and acquiring the real estates assets and properties and providing related professional advisory services. E*Hedge Securities, Inc is a wholly-owned subsidiary of E*Hedge Financial Holding Corp. Mr. Parks is responsible for overseeing the day-to-day operations of the Sponsor, the Manager, and their affiliates.

The Sponsor, the Manager and the members of our advisory board including Devin Parks will receive fees and expense reimbursements for services relating to this offering and the investment and management of our assets. The items of compensation are summarized in the following table:

Form of Compensation	Description
Offering and Organization Stage:	
Organization and Offering Expenses:	We will reimburse our Manager for offering expenses these costs and future organization and offering expenses it may incur on our behalf up to a maximum of $25,000.
Operating Stage:	
Asset Management Fee:	We will pay our Manager a quarterly asset management fee equal to 0.125% (0.50% annually) of the market value of our preferred shares, payable quarterly in arrears in cash.
Acquisition Fee:	Our Manager will be entitled to 1.0% of the purchase price of each property purchased from non-affiliated, third party sellers for identifying, reviewing, evaluating and purchasing such property.
Reimbursement of Expenses:	We will reimburse our Manager for out-of-pocket expenses for operations, the acquisition of investments and third party services. Fees will not include overhead, employee costs, utilities or technology costs.
Compensation of Advisory Board Members:	We may from time to time grant each of the members of our advisory board (1) as soon as practicable after the commencement of this offering, 500- 2,000 preferred shares, and (2) annually thereafter, 1000 preferred shares.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?
The Company was incorporated on July 26, 2019 and does not have an operating history.

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes that appear in this Form C. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this Form C, particularly in "Risk Factors."

E*Hedge Group, Inc. (DBA "Oprine Opportunity Funds, Inc. ") was incorporated on July 26, 2019 and as of September 18, 2019, the period where our financial statements covered, we had yet begun operations other than those associated with general start-up and organizational matters. As of September 18, 2019, we did not purchase any real estate assets or enter into any agreements to do so.

Revenues, Operating Expenses and Net Income
As of September 18, 2019, we didn't record any revenues.

As of September 18, 2019, we had total operating expenses of $0,

As of September 18, 2019, our net income was $0.

Cash flows
As of September 18, 2019, the cash flow generated from operating activities was $0. As of September 18, 2019, the cash flow from investing activities was $0 while the cash flow generated by financing activities was $0.

Our historical results and cash flows are not representative of what investors should expect in the future.

Liquidity and Capital Resources
Our principal sources of liquidity are our cash and cash equivalents and cash generated from operations. Cash and cash equivalents consist primarily of cash on deposit with banks. As of September 18, 2019, the Company had cash and cash equivalents equal to $0.

As of September 18, 2019, the Company does not have any liabilities, material indebtedness nor any contingent liabilities.

Discussion of our operational plan and financing

We intend to use the proceeds of this offering to originate, invest in and manage a diversified portfolio of commercial real estate properties, joint venture subsidiaries, and other real-estate assets located in Opportunity Zones, as designated by the Tax Cuts and Jobs Act (TCJA). We may also invest in assets that are deemed to be Qualified Business or Property that is not real property, although we generally do not intend to, unless the Fund is unable to find suitable real property located in Opportunity Zones or otherwise needs to make such alternative investments to maintain its status as an Opportunity Fund and those assets will not exceed 20% of our total assets. The company will continue to operate in a manner that will allow us to qualify as an Opportunity Fund under the TCJA.

In order to do so, we are required to raise additional funding and therefore, we plan to raise extra capital through extra rounds of Regulation Crowdfunding offerings and/or Regulation D (506c) offerings. We will also use debt instrument, primarily bank mortgage to finance this project. If we cannot raise enough capital in this offering, or cannot borrow money on the terms we expect, the Company will probably dissolve.

The Company expects to fund its operations and capital expenditure requirements from future operating cash flows, cash and cash equivalents, proceeds from this offering and credit facilities. We need to raise additional funds through public or private equity offerings or debt financings, but there can be no assurance that we will be able to do so on acceptable terms or at all.

New business developments or other unforeseen events may occur, resulting in the need to raise additional funds. There can be no assurances regarding the business prospects with respect to any other opportunity. Any other development would require us to obtain additional financing.

The Company is seeking a minimum of $1,000 in this offering. In addition to a Regulation D (506c) offering, we expect that the Company's with the proceeds of the offering would be enough to finance its operation in the next 12 months.

The proceeds of this offering are crucial to our financial condition and liquidity, and will provide us the capital and increase the probability to secure and acquire investment projects in the coming years.

FINANCIAL INFORMATION

29. Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Please refer to *Appendix D - Financial Statements and Review Report.*

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

> **(i) in connection with the purchase or sale of any security?**
> No.
>
> **(ii) involving the making of any false filing with the Commission?**
> No.
>
> **(iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?**
> No.

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

> **(i) in connection with the purchase or sale of any security?**
> No.
>
> **(ii) involving the making of any false filing with the Commission?**
> No.
>
> **(iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?**
> No.

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or

officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

> **(i) at the time of the filing of this offering statement bars the person from:**
>> **(A) association with an entity regulated by such commission, authority, agency or officer?**
>> No.
>>
>> **(B) engaging in the business of securities, insurance or banking?**
>> No.
>>
>> **(C) engaging in savings association or credit union activities?**
>> No.
>
> **(ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?**
> No.

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

> **(i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal?**
> No.
>
> **(ii) places limitations on the activities, functions or operations of such person?**
> No.
>
> **(iii) bars such person from being associated with any entity or from participating in the offering of any penny stock?**
> No.

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

> **(i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?**
> No.

(ii) Section 5 of the Securities Act?
No.

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?
No.

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?
No.

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?
No.

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:
   a. **any other material information presented to investors; and**
   b. **such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.**

N/A

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

Once posted, the annual report may be found on the issuer's website at:
www.oprine.com

The issuer must continue to comply with the ongoing reporting requirements until:
   a. the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

   b. the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;

   c. the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;

   d. the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

   e. the issuer liquidates or dissolves its business in accordance with state law.

SIGNATURE
Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Devon Parks

_____
[Signature Code: pAj4VckYiiW363qiVgrU6dca5QqZvgEvPDU64dYzAqqNQmPf8YM-ihOHBNbgP_5lrPOABVuoOzFO3FdO2uVjDGif0fbKw6c5Mqz9CZ3HTmw]

Devon W. Parks
CEO
E*Hedge Group, Inc. (DBA "Oprine Opportunity Funds, Inc. ")
Date: 13 Oct 2019

Appendix A - BUSINESS AND ANTICIPATED BUSINESS PLAN

Company Overview

E*Hedge Group (Doing Business As: Oprine Opportunity Funds, Inc.) is a recently organized corporation formed to originate, invest in and manage a diversified portfolio of commercial real estate properties, joint venture subsidiaries, and other real-estate assets located in Opportunity Zones, as designated by the Tax Cuts and Jobs Act (TCJA). We may also invest in assets that are deemed to be Qualified Business or Property that is not real property, although we generally do not intend to, unless the Fund is unable to find suitable real property located in Opportunity Zones or otherwise needs to make such alternative investments to maintain its status as an Opportunity Fund and those assets will not exceed 20% of our total assets. The company will continue to operate in a manner that will allow us to qualify as an Opportunity Fund under the TCJA.

The company is organized with the express purpose to qualify as an Opportunity Zone Fund, and as such, company management may decide to adjust the offering terms, operating structure in order to become or remain compliant as an Opportunity Fund.

Investment Strategy

We seek to invest in Opportunity Zone Properties located in certified Qualified Opportunity Zones (QOZ) through a Qualified Opportunity Fund. We will also focus on emerging growth markets related to high growth small and medium sized enterprises located within qualified opportunity zones in addition to real estate investments. We strive to help investors optimize tax-free investment profits while aiding communities hit by hardship.

Where most QOFs invest exclusively in real estate and offer modest returns, our Fund is unique in that we invest in businesses and other ventures in both emerging and established markets, such as financial services, medical, real estate (e.g., qualified opportunity zone businesses), and seek to offer a much higher ROI to our investors. Oprine Opportunity Funds was developed with the premise that investors who wish to invest in property and qualified opportunity zone emerging growth companies have an opportunity to do so in a tax-efficient manner.

The companies real estate focus will revolve around significant capital appreciation opportunities, such as those requiring development, redevelopment or repositioning and those located in Opportunity Zone markets with high growth potential. The company will hold 90% of its assets in qualified opportunity zone properties. We may also enter into one or more joint ventures, as related to co-ownership arrangements for the acquisition, development or improvement of properties or real businesses within designated opportunity zones.

Investment Objectives

We expect to use substantially all the net proceeds from this offering to acquire properties that are appropriate for our investment strategy and our investment objectives.

Our investment objectives are:

- Acquire high-quality real-estate assets/projects located in Opportunity Zones

- To invest in Qualified Opportunity Zone Business to capture emerging growth business opportunities in accordance with the tax advantages offered under the Tax Cuts and Jobs Act;
- Acquire properties encumbered by existing tenancy;
- Achieve long-term growth and tax efficiency;
- Acquire or invest in properties in need of large-scale or cosmetic renovation;
- To invest in Qualified Opportunity Zone Business to capture emerging growth business opportunities in accordance with the tax advantages offered under the Tax Cuts and Jobs Act;
- Potential Structural Changes

Our corporate structure may be modified to a Real Estate Investment Trust or a limited liability company structure as the company's management and the Manager may seek to readjust or modify our investment objectives without shareholder consent in order to ensure that the Fund is able to satisfy the requirements for qualifying as an Opportunity Zone Fund. Except as otherwise explicitly noted below, the discussion in this offering document assumes that we may make a REIT election. You should review the discussion of "U.S. Federal Income Tax Considerations" below regarding our tax classification and certain other tax considerations relating to an investment in the Fund.

Market Opportunity: An Overview of the Opportunity Zones Program
Opportunity Zones are census tracts nominated by governors and certified by the Treasury into which investors can invest in new projects to spur economic development in exchange for certain federal capital gains tax advantages. With each state designating up to 25% of their state as qualified opportunity zones, the 2017 Distressed Community Index (DCI) reports that 52.3 million Americans currently live in economically distressed communities with more than a quarter of those residents at or below poverty levels. As of June 14, 2018, submissions have been approved for all 50 states, the District of Columbia and five U.S. possessions. One in six Americans currently reside within qualified opportunity zones whom will benefit along with future generations through newly passed legislation.

These opportunity zones were designated following the passage of the Tax Cuts and Jobs Act which was enacted into law by President Trump and congress on December 22, 2017. Under the Code (Sections 1400Z-1 and 1400Z-2) tax incentives are provided to investors for placing funds in qualified opportunity zone real estate projects or qualified opportunity zone businesses through investment vehicles called Opportunity Funds. This new investment vehicle is designed to help direct resources to the distressed communities throughout the United States. Furthermore the program allows investors to defer, reduce, and eliminate federal tax on various capital gains by investing gains into an Opportunity Fund.

The Qualified Opportunity Zones statute, Internal Revenue Code Section 1400Z-2, offers three specific tax benefits for investing in low-income communities through an investment in a QOF:

1. A temporary deferral. The taxpayer may defer the inclusion of capital gains in taxable income if the capital gains are timely reinvested in a Qualified Opportunity Fund. The deferred gain must be recognized on the earlier of the (a) date on which the investment in the QOF is disposed of or (b) December 31, 2026.

2. An increase in tax basis in the QOF. The taxpayer's outside tax basis in the QOF is initially set at zero, but is increased by 10% of the qualified investment amount if the QOF interest is held by the taxpayer for at least 5 years; by an additional 5% of the qualified investment amount if held for at least 7 years. These adjustments to outside tax basis may have the effect, for example, of reducing gain on sale of the QOF interest by the amount of these tax basis adjustments.

3. A permanent exclusion of gain. If the investment in the QOF is held by the taxpayer for at least 10 years, the taxpayer may elect to treat the basis of such property (i.e., the outside tax basis in the QOF) as equal to the fair market value of such investment on the date that the investment is sold or exchanged. This election will have the effect of excluding all gain recognized on the sale of the QOF investment. If the QOF investment will generate a loss, the taxpayer can eschew the election and recognize the loss.

To receive the most potentially favorable tax treatment under Code Section 1400Z-2, investors are incentivized to hold their interest in an Opportunity Fund over the long-term, providing the most potential tax-related upside to those who hold their investment for 10 years or more.

Our Affiliates and Our Manager
E*Hedge Securities, Inc. our Manager, manages our day-to-day operations. Our Manager is an investment adviser registered with the SEC and a wholly-owned subsidiary of our sponsor. Registration with the SEC does not imply a certain level of skill or training. We will enter into an Investment Management Agreement with the Manager, pursuant to which, among other responsibilities, provide asset management, marketing, investor relations and other administrative services on our behalf with the goal of maximizing our operating cash flow and preserving our invested capital. Experienced real estate and investment professionals, acting through our Manager, will make all the decisions regarding the selection, negotiation, financing and disposition of our investments, subject to the limitations in the Investment Management Agreement.

E*Hedge Securities, Inc., is a wholly-owned subsidiary of E*Hedge Financial Holding Corp., our sponsor. E*Hedge Financial Holding Corp., our sponsor, is able to exercise significant control over our business.

Devon Parks is the Chief Executive Officer of our sponsor and Manager. Mr. Parks is responsible for overseeing the day-to-day operations of E*Hedge Financial Holding Corp., and its affiliates.

Management Compensation

Our Manager and the members of our advisory board will receive fees and expense reimbursements for services relating to this offering and the investment and management of our assets. The items of compensation are summarized in the following table.

Form of Compensation	Description
Offering and Organization Stage:	
Organization and Offering Expenses:	We will reimburse our Manager for offering expenses these costs and future organization and offering expenses it may incur on our behalf up to a maximum of $25,000.
Operating Stage:	
Asset Management Fee:	We will pay our Manager a quarterly asset management fee equal to 0.125% (0.50% annually) of the market value of our preferred shares, payable quarterly in arrears in cash.
Acquisition Fee:	Our Manager will be entitled to 1.0% of the purchase price of each property purchased from non-affiliated, third party sellers for identifying, reviewing, evaluating and purchasing such property.
Reimbursement of Expenses:	We will reimburse our Manager for out-of-pocket expenses for operations, the acquisition of investments and third party services. Fees will not include overhead, employee costs, utilities or technology costs.
Compensation of Advisory Board Members:	We may from time to time grant each of the members of our advisory board (1) as soon as practicable after the

commencement of this offering, 500- 2,000 preferred shares, and (2) annually thereafter, 1000 preferred shares.

Appendix B - RISK FACTORS

You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, Investors must rely on their own examination of the Companies and the terms of this offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of this offering, nor does it pass upon the accuracy or completeness of any offering document or literature related to this offering.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Additional statement:

There are numerous risks to consider when making an investment such as this one and financial projections are just that - projections. Returns are not guaranteed. Conditions that may affect your investment include unforeseen operational costs, changes in market conditions, and potential disasters that are not covered by insurance.

These are the risks that relate to the Company:

RISKS RELATING TO THIS OFFERING AND OWNERSHIP OF OUR SERIES A PREFERRED STOCK

The Series A Preferred Stock is equity and is subordinated to our existing and future indebtedness.

The shares of Series A Preferred Stock are equity interests in Oprine Opportunity Funds, Inc. and do not constitute indebtedness. As such, the shares of Series A Preferred Stock will rank junior to all indebtedness and other non-equity claims on the company with respect to assets available to satisfy claims on the company, including in a liquidation of the company. Our existing and future indebtedness may restrict payment of dividends on the Series A Preferred Stock. Additionally, unlike indebtedness, where principal and interest would customarily be payable on specified due dates, in the case of preferred stock like the Series A Preferred Stock (1) dividends are payable only if declared by the company and (2) as a corporation, we are subject to restrictions on payments of dividends and redemption price out of lawfully available assets. Further, the Series A Preferred Stock places no restrictions on our business or operations or on our ability to incur indebtedness or engage in any transactions, subject only to the limited voting rights.

Dividends on Series A Preferred Stock are non-cumulative.

Dividends on the Series A Preferred Stock are non-cumulative. Consequently, if the company does not authorize and declare a dividend for any dividend period prior to the related dividend payment date, holders of the Series A Preferred Stock would not be entitled to receive any such dividend, and such unpaid dividend will cease to accrue and be payable. We will have no obligation to pay dividends accrued for a dividend period after the dividend payment date for such period if the company has not declared such dividend before the related dividend payment date, whether or not dividends are declared for any subsequent dividend period with respect to the Series A Preferred Stock or any other series of our preferred stock.

General market conditions and unpredictable factors could adversely affect market prices for the Series A Preferred Stock.

There can be no assurance about the market prices for the Series A Preferred Stock. Several factors, many of which are beyond our control, may influence the market value of the Series A Preferred Stock, including:

- our past and future dividend practice;
- our creditworthiness as determined by nationally recognized statistical rating organizations which can change;
- interest rates;
- the credit, mortgage and housing markets, the markets for securities relating to investment management, and advisory services with respect to financial institutions generally;
- the market for similar securities; and
- economic, financial, geopolitical, regulatory or judicial events that affect us or the financial markets.

Accordingly, the Series A Preferred Stock that an investor purchases, whether in this offering or in the secondary market, may trade at a price lower than that at which it was purchased.

There may be future sales or other dilution of our equity, which may adversely affect the market price of the Series A Preferred Stock when issued.

We are not restricted from issuing additional common shares or preferred stock, including any securities that are convertible into or exchangeable for, or that represent the right to receive, common shares or Series A Preferred Stock or any substantially similar securities. The market price of our Series A Preferred Stock could decline as a result of sales of common shares or Series A Preferred Stock or similar securities in the market made after this offering or the perception that such sales could occur. The conversion of some or all of the Series A Preferred Stock will dilute the ownership interest of existing and future common shareholders. Any sales in the public market of our common shares issuable upon such conversion could adversely affect prevailing market prices of the outstanding common shares and the Series A Preferred Stock. This may also encourage short selling or arbitrage trading activity by market participants since the conversion of the Series A Preferred Stock could depress the price of our equity securities.

An active, liquid trading market for our Series A Preferred Stock may not develop, and you may not be able to sell your preferred stock. The Series A Preferred stock is a new issue with no established trading market.

Prior to this offering, there has been no public market for our preferred stock. An active trading market for shares of our preferred stock may never develop or be sustained following this offering. If an active trading market does not develop, you may have difficulty selling your shares at an attractive price, or at all.

Even if a secondary market for the Series A Preferred Stock develops, it may not provide significant liquidity and transaction costs in any secondary market could be high. As a result, the difference between bid and asked prices in any secondary market could be substantial. Further, because the shares of Series A Preferred Stock do not have a stated maturity date, investors seeking liquidity in the Series A Preferred Stock may be limited to selling their Series A Preferred Stock in the secondary market.

Holders of Series A Preferred stock will have limited voting rights.

Holders of the Series A Preferred Stock have no voting rights with respect to matters that generally require the approval of voting shareholders. However, holders of preferred stock, including the Series A Preferred Stock, will have the right to vote separately as a class on certain matters that may affect the preference or special rights of the preferred stock; provided that if certain matters would affect the preference or special rights of the Series A Preferred Stock but not all then outstanding series of preferred stock if any, the Series A Preferred Stock will have also the right to vote separately.

Our ability to pay dividends on our Series A preferred stock may be limited.

Our payment of dividends on our Series A preferred stock in the future will be determined by company management in its sole discretion and will depend on business conditions, our financial condition, earnings and liquidity, and other regulatory factors.

Any indentures and other financing agreements that we enter into in the future may limit our ability to pay cash dividends on our capital stock, including the Series A preferred stock. In the event that any of our indentures or other financing agreements in the future restricts our ability to pay dividends in cash on the Series A preferred stock, we may be unable to pay dividends in cash on the Series A preferred stock unless we can refinance the amounts outstanding under those agreements.

RISKS RELATED TO OUR BUSINESS

We are subject to certain operational risks, including, but not limited to, customer or employee fraud and data processing system failures and errors.

Employee errors and employee and customer misconduct could subject us to financial losses or regulatory sanctions and seriously harm our reputation. Misconduct by our employees could include hiding unauthorized activities from us, improper or unauthorized activities on behalf of our customers or improper use of confidential information. It is not always possible to prevent employee errors and misconduct, and the precautions we take to prevent and detect this activity may not be effective in all cases. Employee errors could also subject us to financial claims for negligence.

We may maintain a system of internal controls and insurance coverage to mitigate against operational risks, including data processing system failures and errors and customer or employee fraud. If our internal controls fail to prevent or detect an occurrence, or if any resulting loss is not insured or exceeds applicable insurance limits, it could have a material adverse effect on our business, financial condition and results of operations.

We rely heavily on our executive management team and key employees, and we could be adversely affected by the unexpected loss of their services.
Our success depends in large part on the performance of our key personnel, as well as on our ability to attract, motivate and retain highly qualified and other skilled employees. Competition for employees is intense, and the process of locating key personnel with the combination of skills and attributes required to execute our business plan may be lengthy. We may not be successful in retaining our key employees, and the unexpected loss of services of one or more of our key personnel could have a material adverse effect on our business because of their skills, knowledge of our primary markets, years of industry experience and the difficulty of promptly finding qualified replacement personnel. If the services of any of our key personnel should become unavailable for any reason, we may not be able to identify and hire qualified persons on terms acceptable to us, or at all, which could have a material adverse effect on our business, financial condition, results of operations and future prospects.

The company has a limited operating history.
The Company has an operating history in less than one year. The Company's growth will largely be attributable to new investments and such growth may never be realized. There can be no assurance that as the Company can execute its growth strategy it will not experience net losses in the future, which could have an adverse effect on the Company's results of operations, financial condition and prospects.

If our enterprise risk management framework is not effective at mitigating risk and loss to us, we could suffer unexpected losses and our results of operations could be materially adversely affected.

Our enterprise risk management framework seeks to achieve an appropriate balance between risk and return, which is critical to optimizing stockholder value. We have established processes and procedures intended to identify, measure, monitor, report and analyze the types of risk to which we are subject, including operational, regulatory compliance and reputational. However, as with any risk management framework, there are inherent limitations to our risk management strategies as there may exist, or develop in the future, risks that we have not appropriately anticipated or identified. If our risk management framework proves ineffective, we could suffer unexpected losses and our business and results of operations could be materially adversely affected.

Because we have a limited operating history, you may not be able to accurately evaluate our operations.

We have had limited operations to date and the company has not generated revenues. Therefore, we have a limited operating history upon which to evaluate the merits of investing in our company. Potential investors should be aware of the difficulties normally encountered by new companies and the high rate of failure of such enterprises. The likelihood of success must be considered in light of the problems, expenses, difficulties, complications and delays encountered in connection with the operations that we plan to undertake. These potential problems include, but are not limited to, unanticipated problems relating to the ability to generate sufficient cash flow to operate our business, and additional costs and expenses that may exceed current estimates. We expect to incur significant losses into the foreseeable future. We recognize that if the effectiveness of our business plan is not forthcoming, we will not be able to continue business operations. There is no history upon which to base any assumption as to the likelihood that we will prove successful, and it is doubtful that we will generate any operating revenues or ever achieve profitable operations within the following year. If we are unsuccessful in addressing these risks, our business will most likely fail.

Our sole officer and director does not have any prior experience conducting a best-efforts offering .
Our sole executive officer and director does not have any experience conducting a best-effort offering like this one. Consequently, we may not be able to raise any funds successfully. If we are not able to raise sufficient funds, we may not be able to fund our operations as planned, and our business will suffer and your investment may be materially adversely affected.

Our directors and executive officers beneficially own a significant portion of our capital stock and have substantial influence over us.

Our directors and executive officers, as a group, beneficially owned the majority of our outstanding capital stock as of July 26, 2019. As a result of this level of ownership, our directors and executive officers have the ability, by taking coordinated action, to exercise significant influence over our affairs and policies. The interests of our directors and executive officers may not be consistent with your interests as a stockholder. This influence may also have the effect of delaying or preventing changes of control or changes in management.

RISKS RELATED TO OUR INDUSTRY AND REGULATION

There is no assurance that we will be successful in qualifying as an Opportunity Fund under the TCJA.
We were organized with the express purposes of qualifying as an Opportunity Zone Fund under the TCJA. However, the TCJA is a relatively new law and its provisions regarding Opportunity Funds are as yet untested. In addition, future legislation or guidance from the IRS may negatively affect our ability to qualify as an Opportunity Fund. As of the date of this offering, we have located only a few potential investments in Opportunity Zones. Therefore, you should not assume that we will be successful in achieving our investment objectives.

If we are unable to find suitable investments in Opportunity Zones, we may not be able to achieve our investment objectives or pay distributions.

Our ability to achieve our investment objectives and to pay distributions depends upon the performance of our company in the acquisition of suitable investments in Opportunity Zones and the ability of the company to source investment opportunities for us. The more money we raise in this offering, the greater our challenge will be to invest all of the net offering proceeds on attractive terms, and in particular to ensure that the company holds at least 90% of its assets in opportunity zone qualified real estate assets and properties. Except for investments that may be described in supplements to this offering prior to the date you subscribe for our shares, you will have no opportunity to evaluate the economic merits or the terms of our investments before economic merits or the terms of our investments before making a decision to invest in the company. You must rely entirely on the management abilities of the company. We cannot assure you that we will be successful in obtaining suitable investments on financially attractive terms or that, if the company makes investments on our behalf, our objectives will be achieved. If we, are unable to find suitable investments in Opportunity Zones promptly, we may hold the proceeds from Opportunity Zones promptly, we may hold the proceeds from this offering in an interest-bearing account or invest the proceeds from this offering in short-term assets in a manner that is consistent with our qualification as an Opportunity Fund, and we may also otherwise make such alternative investments to maintain our status as an Opportunity Fund. If we would continue to be unsuccessful in locating suitable investments, we may ultimately decide to liquidate the company. In the event we are unable to timely locate suitable investments, we may be unable or limited in our ability to pay distributions and we may not be able to meet our investment objectives.

Future disruptions in the financial markets or deteriorating economic conditions could adversely impact the commercial real estate market as well as the market for equity-related investments generally, which could hinder our ability to implement our business strategy and generate returns to you.

We intend to originate and acquire a diversified portfolio of real estate investments located in Opportunity Zones. We may make our investments through majority-owned subsidiaries, some of which may have rights to receive preferred economic returns. Economic conditions greatly increase the risks of these investments. The success of our business is significantly related to general economic conditions and, accordingly, our business could be harmed by an economic slowdown our business could be harmed by an economic slowdown and downturn in real estate values, property sales and leasing activities.

Our ability to implement our investment strategy is dependent, in part, upon our ability to successfully conduct this offering through a crowdfunding platform, which makes an investment in us more speculative.

We will conduct this offering primarily through a crowdfunding platform, which will be owned by a third party. Only a limited number of opportunity zone investments have been offered through the crowdfunding platforms prior to this offering. The success of this offering, and our ability to implement our business strategy, is dependent upon our ability to sell our shares to investors through the crowdfunding platform. If we are not successful in selling our shares through the crowdfunding platform, our ability to raise proceeds through this offering will be limited and we may not have adequate capital to implement our investment strategy.

If we do not successfully implement a liquidity transaction, you may have to hold your investment for an indefinite period.

Although we presently intend to complete a transaction providing liquidity to shareholders after approximately ten to twelve years from the closing of the offering, our corporate charter does not require our management to pursue such a liquidity transaction. Market conditions may delay the commencement of a liquidation or other type of liquidity transaction such as a merger or sale of assets, beyond ten to twelve years of the closing of the offering.

If our management does determine to pursue a liquidity transaction, we would be under no obligation to conclude the process within a set time. If we adopt a plan of liquidation, the timing of the sale of assets will depend on the equity value of securities and real estate, while factoring in financial markets, economic conditions in the areas in which investments are located, and the U.S. federal income tax effects on shareholders, that may prevail in the future. We cannot guarantee that we will be able to liquidate all assets. After we adopt a plan of liquidation, we would likely remain in existence until all our investments are liquidated. If we do not pursue a liquidity transaction, or delay such a transaction due to market conditions, your shares may continue to be illiquid and you may, for an indefinite period of time, be unable to convert your investment to cash easily and could suffer losses on your investment.

We have minimal operating capital, no significant assets and no revenue from operations.

We have minimal operating capital and for the foreseeable future will be dependent upon our ability to finance our operations from the sale of equity or other financing alternatives. There can be no assurance that we will be able to successfully raise operating capital. The failure to successfully raise operating capital, and the failure to attract qualified equity and real estate investment opportunities is dependent on several factors. A failure to mitigate these factors and to acquire sufficient investor purchase commitments, could acquire sufficient investor purchase commitments, could result in our bankruptcy or other event which would have a material adverse effect on us and our shareholders. We have no significant assets or financial resources, so such adverse event could put your investment dollars at significant risk.

We rely on third-party banks and on third-party computer hardware and software. If we are unable to continue utilizing these services, our business and ability to service the corresponding project loans and equity investments may be adversely affected.

The company and the crowdfunding platform rely on third-party depository institutions to process our transactions, including payments of any corresponding loans and equity investments, processing of subscriptions under this offering and distributions to our shareholders. Under the Automated Clearing House (ACH) rules, if we experience chargebacks, we may be subject to sanctions and potentially disqualified from using the system to process payments. If the crowdfunding platform cannot continue to obtain such services elsewhere, or if it cannot transition to another processor quickly, our ability to process payments will suffer and your ability to conduct operations may be delayed or impaired.

As Internet commerce develops, federal and state governments may adopt new laws to regulate Internet commerce, which may negatively affect our business.

As Internet commerce continues to evolve, increasing regulation by federal and state governments becomes more likely. Our and the crowdfunding platform business could be negatively affected by the application of existing laws or the enactment of new laws applicable to our business. The cost to comply with such laws or regulations could be significant and would increase our operating expenses, which could negatively impact our ability to acquire expenses, which could negatively impact our ability to acquire real estate and equity investments in qualified opportunity zone businesses. In addition, federal and state governmental or regulatory agencies may decide to impose taxes on services provided over the Internet. These taxes could discourage the use of the Internet as a means of raising capital, which would adversely affect the viability of the offering.

Maintenance of our Investment Company Act exemption imposes limits on our operations, which may adversely affect our operations.
We intend to continue to conduct our operations so that neither we nor any of our affiliates is required to register as an investment company under the Investment Company Act. We anticipate that we will hold equity securities and real estate assets described below (i) directly, (ii) through wholly-owned subsidiaries, (iii) through majority-owned joint venture subsidiaries, and, (iv) to a lesser extent, through minority-owned joint venture subsidiaries. We intend, directly or through our affiliates, to originate, invest in and manage a diversified portfolio of opportunity zone real estate properties and businesses. We expect to use substantially all of the net proceeds from this offering to originate, acquire and structure a diversified portfolio of real estate properties.

The Investment Company Act defines a majority-owned subsidiary of a person as a company 50% or more of the outstanding voting securities of which are owned by such person, or by another company which is a majority-owned subsidiary of such person.

The Investment Company Act further defines voting security as any security any security presently entitling the owner or holder thereof to vote for the election of directors of a company.

We treat companies in which we may own at least a majority of the outstanding voting securities as majority owned subsidiaries. We also treat subsidiaries of which we or our wholly-owned or majority-owned subsidiary is the manager (in a manager- managed entity) or managing member (in a member-managed entity) or in which our agreement or the agreement of our wholly-owned or majority-owned subsidiary is required for all major decisions affecting the subsidiaries (referred to herein as "Controlled Subsidiaries"), as majority-owned subsidiaries even though none of the interests issued by such Controlled Subsidiaries meets the definition of voting securities under the Investment Company Act.

We reached our conclusion on the basis that the interests issued by the Controlled Subsidiaries are the functional equivalent of voting securities. We have not asked the SEC staff for concurrence of our analysis, our treatment of such interests as voting securities, or whether the Controlled Subsidiaries, or any other of our subsidiaries, may be treated in the manner in which we intend, and it is possible that the SEC staff could disagree with any of our determinations.

If the SEC staff were to disagree with our treatment of one or more companies as majority-owned subsidiaries, we would need to adjust our strategy and our assets. Any such adjustment in our strategy could have a material adverse effect on us.

Certain of our subsidiaries may rely on the exclusion provided by Section 3(c)(5)(C) under the Investment Company Act. Section 3(c)(5)(C) of the Investment Company Act is designed for entities "primarily engaged in the business of purchasing or otherwise acquiring mortgages and other liens on and interests in real estate." This exclusion generally requires that at least 55% of the entity's assets on an un-consolidated basis consist of qualifying real estate assets and at least 80% of the entity's assets consist of qualifying real estate assets or real estate-related assets. These requirements limit the assets those subsidiaries can own and the timing of sales and purchases of those assets. To classify the assets held by our subsidiaries as qualifying real estate assets or real estate-related assets, we will rely on no-action letters and other guidance published by the SEC staff regarding those kinds of assets, as well as upon our analyses (in consultation with outside counsel) of guidance published with respect to other types of assets. There can be no assurance that the laws and regulations governing the Investment Company Act status of companies similar to ours, or the guidance from the SEC or its staff regarding the treatment of assets as qualifying real estate assets or real estate-related assets, will not change in a manner that adversely affects our operations. In fact, in August 2011, the SEC published a concept release in which it asked for comments on this exclusion from regulation. To the extent that the SEC staff provides more specific guidance regarding any of the matters bearing upon our exemption from the need to register or exclusion under the Investment Company Act, we may be required to adjust our strategy accordingly. Any additional guidance from the SEC staff could further inhibit our ability to pursue the strategies that we have chosen.

Furthermore, although we intend to monitor the assets of our subsidiaries regularly, there can be no assurance that our subsidiaries will be able to maintain their exclusion from registration. Any of the foregoing could require us to adjust our strategy, which could limit our ability to make certain investments or require us to sell assets in a manner, at a price or at a time that we otherwise would not have chosen.

This could negatively affect the value of our shares, the sustainability of our business model and our ability to make distributions.

Registration under the Investment Company Act would require us to comply with a variety of substantive requirements that impose, among other things:
- limitations on capital structure;
- restrictions on specified investments;
- restrictions on leverage or senior securities;
- restrictions on
- unsecured borrowings;
- prohibitions on transactions with affiliates; and
- compliance with reporting, record keeping, voting, proxy disclosure and other rules and regulations that would significantly increase our operating expenses. If we were required to register as an investment company but failed to do so, we could be prohibited from engaging

in our business, and criminal and civil actions could be brought against us. 'Registration with the SEC as an investment company would be costly, would subject us to a host of complex regulations and would divert attention from the conduct of our business, which could materially and adversely affect us. If we purchase or sell any assets to avoid becoming an investment company under the Investment Company Act, our net asset value, the amount of funds available for investment and our ability to pay distributions to our shareholders could be materially adversely affected.

Appendix C - SHARE SUBSCRIPTION AGREEMENT

This is an Agreement, entered into on _____, 2019, by and between E*Hedge Capital Mutual Fund Management, a Florida Corporation (the "Company") and _____ ("Purchaser").

Background
Purchaser wishes to purchase an shares in the Company offered through Mr. Crowd (the "Site"). NOW, THEREFORE, acknowledging the receipt of adequate consideration and intending to be legally bound, the parties hereby agree as follows:

Defined Terms. Capitalized terms that are not otherwise defined in this Investment Agreement have the meanings given to them in the Company's Form C and its attachments, all available at the Site. In this Investment Agreement, we refer to the Form C as the "Disclosure Document." We sometimes refer to the Company using terms like "we" or "us," and to Purchaser using terms like "you" or "your."

1. Purchase of Company shares.

1.1. In General. Subject to section 2.2 and the other terms and conditions of this Agreement, the Company hereby agrees to sell shares of Non-Cumulative Perpetual Preferred Stock, $0.001 par value per share (the "Shares"), to be issued by Oprine Opportunity Funds, Inc., a Florida corporation (the "Company"), for a purchase price of $ 10.00 per Share, for a total purchase price of $_____ ("Subscription Price"), subject to the terms, conditions, acknowledgments, representations and warranties stated herein and in the Form C for the sale of the Shares.

1.2. Reduction for Oversubscription. If the Company receives subscriptions from qualified Investors for more than the amount we are trying to raise, we may reduce your subscription and therefore the amount of your shares, as explained in the Disclosure Document.

2. Our Right to Reject Investment. We have the right to reject your subscription for any reason or for no reason, in our sole discretion. If we reject your subscription, any money you have given us will be returned to you.

3. No Certificate. You will not receive a paper certificate representing your shares.

4. Your Promises. You promise that:

4.1. Accuracy of Information. All of the information you have given to us at the Site is accurate and we may rely on it. If any of the information you have given to us changes before we accept your subscription, you will notify us immediately. If any of the information you have given to us is inaccurate and we are damaged (harmed) as a result, you will indemnify us, meaning you will pay any damages.

4.2. Review of Information. You have read all of the information in the Disclosure Document, including all the exhibits. Without limiting that statement, you have understand the terms, including those dealing with distributions (dividends).

4.3. Risks. You understand all of the risks of investing, including the risk that you could lose all of your money. Without limiting that statement, you have reviewed and understand all of the risks described in the Disclosure Document.

4.4. No Representations. Nobody has made any promises or representations to you, except the information in the Disclosure Document. Nobody has guaranteed any financial outcome of your investment.

4.5. Opportunity to Ask Questions. You have had the opportunity to ask questions about the Company and the investment at the Site. All of your questions have been answered to your satisfaction.

4.6. Your Legal Power to Sign and Invest. You have the legal power to sign this Investment Agreement and purchase the company shares. Your investment will not violate any contract you have entered into with someone else.

4.7. Acting On Your Own Behalf. You are acting on your own behalf in purchasing the Company shares, not on behalf of anyone else.

4.8. Investment Purpose. You are purchasing the Company shares solely as an investment, not with an intent to re-sell or "distribute" any part of it.

4.9. Knowledge. You have enough knowledge, skill, and experience in business, financial, and investment matters to evaluate the merits and risks of the investment.

4.10. Financial Wherewithal. You can afford this investment, even if you lose your money. You don't need this money for your current needs, like rent or utilities.

4.11. No Government Approval. You understand that no state or federal authority has reviewed this Investment Agreement or the Company shares or made any finding relating to the value or fairness of the investment.

4.12. Restrictions on Transfer. You understand that the Company shares may not be transferrable, and that securities laws also limit transfer. This means you will probably be required to hold the Company shares indefinitely.

4.13. No Advice. We have not provided you with any investment, financial, or tax advice. Instead, we have advised you to consult with your own legal and financial advisors and tax experts.

4.14. Tax Treatment. We have not promised you any particular tax outcome from owning the Company shares.

4.15. Past Performance. You understand that even if we have been successful in the past, this doesn't mean we will be successful with your Company shares.

4.16. Money Laundering. The money you are investing was not acquired from "money laundering" or other illegal activities. You will provide us with additional information relating to the source of the funds if we reasonably believe we are required to request such information by law.

4.17. Additional Documents. You will execute any additional documents we request if we reasonably believe those documents are necessary or appropriate and explain why.

4.18. Authority. If the Purchaser is an entity (for example, a partnership or corporation), then the individual signing this Investment Agreement has the legal authority to do so.

5. Confidentiality. The information on the Site, including the information in the Disclosure Document, is confidential. You will not reveal such information to anyone or use such information for your own benefit, except to purchase the Company shares.

6. Re-Purchase of Company shares. If we decide that you provided us with inaccurate information or have otherwise violated your obligations, we may (but shall not be required to) repurchase your Company shares for an amount equal to the principal amount outstanding.

7. Governing Law. Your relationship with us shall be governed by the laws of the state of Florida, without taking into account principles of conflicts of law.

8. Arbitration.

8.1. Right to Arbitrate Claims. If any kind of legal claim arises between us, either of us will have the right to arbitrate the claim, rather than use the courts. There are only two exceptions to this rule. First, we will not invoke our right to arbitrate a claim you bring in Small Claims Court or an equivalent court, if any, so long as the claim is pending only in that court. Second, we have the right to seek an injunction in court if you violate or threaten to violate your obligations.

8.2. Place of Arbitration; Rules. All arbitration will be conducted in the State of Florida unless we agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in accordance with the rules of the American Arbitration Association.

8.3. Appeal of Award. Within 30 days of a final award by the single arbitrator, you or we may appeal the award for reconsideration by a three-arbitrator panel. If you or we appeal, the other party may cross-appeal within 30 days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

8.4. Effect of Award. Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

8.5. No Class Action Claims. NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

9. Consent to Electronic Delivery. You agree that we may deliver all notices, tax reports and other documents and information to you by email or another electronic delivery method we choose. You agree to tell us right away if you change your email address or home mailing address, so we can send information to the new address.

10. Notices. All notices between us will be electronic. You will contact us by email at info@oprine.com. We will contact you by email at the email address you used to register at the Site. Either of us may change our email address by notifying the other (by email). Any notice will be considered to have been received on the day it was sent by email, unless the recipient can demonstrate that a problem occurred with delivery. You should designate our email address as a "safe sender" so our emails do not get trapped in your spam filter.

11. Limitations on Damages. WE WILL NOT BE LIABLE TO YOU FOR ANY LOST PROFITS OR SPECIAL, CONSEQUENTIAL, OR PUNITIVE DAMAGES, EVEN IF YOU TELL US YOU MIGHT INCUR THOSE DAMAGES. This means that at most, you can sue us for the amount of your investment. You can't sue us for anything else.

12. Waiver of Jury Rights. IN ANY DISPUTE WITH US, YOU AGREE TO WAIVE YOUR RIGHT TO A TRIAL BY JURY. This means that any dispute will be heard by an arbitrator or a judge, not a jury.

13. Miscellaneous Provisions.

13.1. No Transfer. You may not transfer your rights or obligations.

13.2. Right to Legal Fees. If we have a legal dispute with you, the losing party will pay the costs of the winning party, including reasonable legal fees.

13.3. Headings. The headings used in this Investment Agreement (e.g., the word "Headings" in this paragraph), are used only for convenience and have no legal significance.

13.4. No Other Agreements. This Investment Agreement and the documents it refers to are the only agreements between us.

Electronic Signature. You will sign this Investment Agreement electronically, rather than physically.

[Signatures on Following Pages]

SIGNATURE PAGE FOR AN INVESTOR WHO IS AN INDIVIDUAL

IN WITNESS WHEREOF, the undersigned has executed this Investment Agreement effective on the date first written above.

Signature of Individual Subscriber:

_____

[signature]

_____

[print name]

_____

[signature of joint subscriber (if any)]

_____

[print name of joint subscriber (if any)]

Signature for Corporation, LLC, Trust, or other Entity Subscriber:

_____

[print name of Subscriber]

_____

[signature]

_____

[print name of person signing]

_____

[title of person signing]

SUBSCRIPTION ACCEPTED by Oprine Opportunity Funds, Inc.

_____

Dated: _____

By: _____

Its: _____

Appendix D - FINANCIAL STATEMENTS AND REVIEW REPORT

EXHIBIT D: FINANCIAL STATEMENTS

Basis Of Accounting

I Devon W. Parks, the President and CEO of E*Hedge Group (Doing Business As: Oprine Opportunity Funds, Inc.,) hereby certify that the financial statements of Oprine Opportunity Funds, Inc., and notes thereto for the periods from July 26, 2019 (inception) included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year [MOST RECENT YEAR] no amounts were reported on our tax returns wherein year to date our total income was $0 ; taxable income of $ 0 and total tax of $ 0.

IN WHITNESS THEROF, this Principal Executive Officer's Financial Statement Certification has been executed as of September 18, 2019.



______________ (Signature)



President/CEO (Title)

9/18/19 (Date)

Oprine Opportunity Funds, Inc.
Income Statement – Tax Basis
As of September 18, 2019

(Unaudited)

INCOME	$0.00
TOTAL INCOME	**$0.00**
EXPENSES	$0.00
TOTAL EXPENSES	$0.00
NET INCOME	**$0.00**

Oprine Opportunity Funds, Inc.
Statement of Cash Flows – Tax Basis
As of September 18, 2019

(Unaudited)

OPERATING ACTIVITIES	
Net Income	$0.00
Adjustments to reconcile to Net Cash	$0.00
Net Cash provided by operating activities	**$0.00**
INVESTING ACTIVITIES	
Net Cash provided by investing activities	$0.00
FINANCING ACTIVITIES	
Net Cash provided by financing activities	$0.00
NET CASH FOR PERIOD	**$0.00**
CASH AT BEGINNING OF PERIOD	$0.00
CASH AT END OF PERIOD	**$0.00**

Oprine Opportunity Funds, Inc.

Balance Sheet – Tax Basis
As of September 18, 2019

(Unaudited)

ASSETS

Current Assets	$0.00
Fixed Assets	$0.00
Other Assets	$0.00
TOTAL ASSETS	**$0.00**

LIABILITIES AND EQUITY

Laibilities	
Current Liabilities	$0.00
Long-term Liabilitieis	$0.00
Total Liabilities	$0.00
Equity	
Opening balance	$0.00
Captial Contributions	$0.00
Net Income	$0.00
Total Equity	$0.00
TOTAL LIABILITIEIS AND EQUITY	**$0.00**

Oprine Opportunity Funds, Inc.
Statement of changes in equity
as of September 18, 2019

(unaudited)

	Share Capital	Retained Earnings	Revaluation Surplus	Total Equity
	USD	USD	USD	USD
Balance at July 26, 2019	**0.00**	**0.00**	**0.00**	**0.00**
Changes in equity for the period	0.00	0.00	0.00	0.00
Owner Contribution	0.00	0.00	0.00	0.00
Income for the year	0.00	0.00	0.00	0.00
Revaluation gain	0.00	0.00	0.00	0.00
Dividends	0.00	0.00	0.00	0.00
Balance at September 18, 2019	**0.00**	**0.00**	**0.00**	**0.00**


Oprine Opportunity Funds, Inc.
Note to Financial Statements (unaudited)
September 18, 2019


1. Business and Summary of Significant Accounting Policies

Description of Business

E*Hedge Group, Inc. (DBA "Oprine Opportunity Funds, Inc. ") (the Company), a Florida Corporation that has been formed for the purpose of originate, invest in businesses, manage a diversified portfolio of commercial real estate properties and other real-estate assets and office buildings located in "qualified opportunity zones" ("Opportunity Zones"), as designated by the Tax Cuts and Jobs Act (the "TCJA"). We expect to use substantially all the net proceeds from this offering to invest in the southeast region of the United States, which we collectively refer to as our targeted investments.

Accounting Method

The Company's financial statements are prepared using the accrual method of accounting, In accordance with this method of accounting, revenue is recognized in the period in which it is earned and expenses are recognized in the period in which they are incurred. All revenue and expenses that are applicable to future periods are presented as deferred income or prepaid expenses on the accompanying balance sheets.

Significant Accounting Policies

The Company's financial statements have been prepared in accordance with the significant accounting policies disclosed below which the management have determined are appropriate. Such accounting policies are consistent with the previous period unless stated otherwise.

Basis of Presentation

The Company's financial statements have been prepared in accordance with U.S. generally accepted accounting principles ("US GAAP").

Going Concern

The financial statements have been prepared on a going concern basis of accounting, which contemplates the continuity of normal business activity, realisation of assets and settlement of liabilities in the normal course of the business. The going concern basis of preparation is considered appropriate by the management.

Significant accounting judgments and use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported revenues and expenses during the reporting periods. Although management uses historical experience and its best knowledge of the amount, events or actions to form the basis for judgments and estimates, actual results may differ from these estimates.

Statements of Cash Flows

The statements of cash flows are presented using indirect method, to reveal the sources and uses of cash by the Company. It presents information about cash generated from operations and the effects of various changes in the balance sheet on the Company's cash position.